Hi Juanita,

I can confirm that I have now completed a SBSE-A/A submission due to changes in our Principal population on behalf of Morgan Stanley Europe SE.

In summary the following amendments have been submitted:

- Addition of: David Best

Furthermore, I have attached all the relevant documents: Opinion Counsel, Books & Records, Custodian, Foreign Financial Authority and the 7R.

If any further information is required, please do let me know.

Kind regards,
Samiul